Mail Stop 3720

      							March 21, 2006


Anthony A. Caputo
Chairman and Chief Executive Officer
Safenet, Inc.
4690 Millennium Drive
Belcamp, MD 21017

Re:  	Safenet, Inc.
	Item 4.02 Form 8-K/A
      Amendment No. 2
      Filed March 13, 2006
	File No. 000-20634

Dear Mr. Caputo:

We have reviewed your supplemental response letter dated March 10, 2006 as well as the above referenced filings and have the following comments.

1. We note your response to our comments. Please amend your Forms 10-Q for the quarters ended June 30, 2005 and September 30, 2005 to correct errors identified, as well as to reflect changes in your assessment of the effectiveness of the company`s disclosure controls and procedures for those periods.

*    *    *    *

      Please respond to our comments, via EDGAR, within five business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

	Additionally, and as previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	If you have any questions, please contact Kenya Wright Gumbs at
(202) 551-3373.

								Sincerely,



								Robert S. Littlepage
								Accountant Branch Chief
Anthony A. Caputo
Safenet, Inc.
March 21, 2006
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